UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732 and 333-289855) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Convertible Notes Offering

On February 24, 2026 (the “Initial Closing Date”), Bitdeer Technologies Group (the “Company”) closed its private placement (the “Convertible Notes Offering”) of US$325.0 million principal amount of 5.00% Convertible Senior Notes due 2032 (the “notes”). The notes were issued pursuant to, and are governed by, an indenture, dated as of the Initial Closing Date (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee.

Pursuant to the purchase agreement between the Company and the representatives of the initial purchasers in the Convertible Notes Offering, the Company granted such initial purchasers an option (the “Option) to purchase, within a 13-day period beginning on, and including, the Initial Closing Date, up to an additional US$50.0 million principal amount of notes. On February 26, 2026, the Company issued an additional US$50.0 million principal amount of notes under the Indenture pursuant to the initial purchasers’ exercise in full of their Option.

The Indenture and the Form of Note are attached as Exhibits 4.1 and 4.2 to this Form 6-K.

Capped Call Transactions

On February 19, 2026, in connection with the pricing of the Convertible Notes Offering, the Company entered into privately negotiated capped call transactions (the “Base Capped Call Transactions”) with certain of the initial purchasers or affiliates thereof and certain other financial institutions (the “Option Counterparties”). In addition, on February 24, 2026, in connection with the initial purchasers’ exercise of their Option in full, the Company entered into additional capped call transactions (the “Additional Capped Call Transactions,” and, together with the Base Capped Call Transactions, the “Capped Call Transactions”) with each of the Option Counterparties.

The form of confirmation relating to the Capped Call Transactions is attached as Exhibit 99.1 to this Form 6-K.

Equity Offering

On February 26, 2026, the Company completed a registered direct offering of 5,503,030 of its Class A ordinary shares at a price of US$7.94 per share (the “Equity Offering”). In connection with the Equity Offering, the Company entered into individually negotiated share purchase agreements with certain institutional investors holding the Company’s existing 5.25% convertible senior notes due 2029 (the “Existing Notes”). The Company used the net proceeds from the Equity Offering, together with a portion of the net proceeds from the Convertible Notes Offering, to repurchase for cash US$135.0 million aggregate principal amount of the Existing Notes.

The Equity Offering was made pursuant to a prospectus supplement, dated February 19, 2026, and filed with the Securities and Exchange Commission on February 23, 2026, and the base prospectus, dated December 18, 2024, filed as part of the Company’s shelf registration statement (File No. 333-283732) that became effective under the Securities Act of 1933, as amended, on December 18, 2024.

Barclays Capital Inc. acted as the exclusive placement agent (the “Placement Agent”) in connection with the Equity Offering pursuant to that certain placement agency agreement (the “Placement Agency Agreement”), dated as of February 19, 2026, by and between the Company and the Placement Agent. Pursuant to the Placement Agency Agreement, the Company agreed to reimburse the Placement Agent for certain costs, expenses, fees and taxes in connection with the Equity Offering. The Placement Agency Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The foregoing summary of the Placement Agency Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Placement Agency Agreement, which is attached as Exhibit 1.1 to this Form 6-K and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
1.1	Placement Agency Agreement, dated February 19, 2026, by and between Bitdeer Technologies Group and Barclays Capital Inc., as placement agent.
4.1	Indenture, dated February 24, 2026, by and between Bitdeer Technologies Group and U.S. Bank Trust Company, National Association
4.2	Form of Global Note, representing Bitdeer Technologies Group’s 5.00% Convertible Senior Notes due 2032 (included as Exhibit A to the Indenture filed as Exhibit 4.1)
5.1	Opinion of Ogier relating to the Class A ordinary shares and the Equity Offering
23.1	Consent of Ogier (included in Exhibit 5.1)
99.1*	Form of Capped Call Confirmation

*	Certain portions of this exhibit have been redacted or omitted in accordance with Item 601(a)(6) of Regulation S-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

Date: February 26, 2026

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